Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 3 DATED JULY 15, 2020
TO THE PROSPECTUS DATED APRIL 28, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 28, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2020 and Supplement No. 2, dated June 15, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of August 1, 2020;
●	the calculation of our June 30, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	distributions for the month of June 2020;
●	the impact of the novel coronavirus (“COVID-19”);
●	an update on investments in real estate;
●	an update to the risk factors;
●	updated experts information; and
●	updated information regarding NAV calculation and valuation procedures.
●	AUGUST 1, 2020 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of August 1, 2020 (and distribution reinvestment plan issuances following the close of business on July 31, 2020 and share redemptions as of July 31, 2020) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per Share)
Class T	$10.0591	$10.5331
Class W	$10.0591	$10.0591
Class I	$10.0591	$10.0591

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2020. A calculation of the NAV per share is set forth in the section of this Supplement titled “June 30, 2020 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	JUNE 30, 2020 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation procedures and such appraisals are reviewed by the Independent Valuation Advisor.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held directly or indirectly by the Sponsor, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of June 30, 2020 and May 31, 2020:

	As of
(in thousands)	June 30, 2020	May 31, 2020
Investments in industrial properties	$1,242,700	$1,098,300
Cash and cash equivalents	434,513	536,407
Other assets	7,429	17,904
Line of credit, term loan and mortgage notes	(464,250)	(464,250)
Other liabilities	(23,408)	(18,414)
Accrued performance component of advisory fee	(3,261)	(1,591)
Accrued fixed component of advisory fee	(793)	(703)
Aggregate Fund NAV	$1,192,930	$1,167,653
Total Fund Interests outstanding	118,593	116,072

The following table sets forth the NAV per Fund Interest as of June 30, 2020 and May 31, 2020:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of June 30, 2020
Monthly NAV	$1,192,930	$1,111,199	$55,990	$22,110	$3,631
Fund Interests outstanding	118,593	110,468	5,566	2,198	361
NAV Per Fund Interest	$10.0591	$10.0591	$10.0591	$10.0591	$10.0591
As of May 31, 2020
Monthly NAV	$1,167,653	$1,086,666	$55,481	$21,875	$3,631
Fund Interests outstanding	116,072	108,021	5,515	2,175	361
NAV Per Fund Interest	$10.0597	$10.0597	$10.0597	$10.0597	$10.0597

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of June 30, 2020, we estimated approximately $42.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We intend for our NAV to reflect our estimated value on the date that we determine our NAV. As such, we do not deduct the liability for estimated future distribution fees in our calculation of NAV that may become payable after the date as of which our NAV is calculated.

The valuations of our real property as of June 30, 2020 were provided by the Independent Valuation Advisor in accordance with our valuation procedures as determined, in part, by starting with third-party appraised values. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.4%
Discount rate / internal rate of return	6.4%
Holding period of real properties (years)	10.0

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the hypothetical changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.3%
	0.25	% increase	(3.0)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%
●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of June 2020. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
June 2020	7/1/2020	$0.037	$0.041	$0.045
●	UPDATE ON INVESTMENTS IN REAL ESTATE

As of June 30, 2020, we owned and managed a real estate portfolio that included properties with an aggregate total purchase price of approximately $1.2 billion, comprised of 55 industrial buildings totaling 11.6 million square feet located in 18 markets throughout the United States, with 103 customers, and was 97.1% occupied and leased with a weighted-average remaining lease term (based on square feet) of 4.8 years.

●	IMPACT OF COVID-19

The global pandemic and resulting shut down of large parts of the U.S. economy has created significant uncertainty and enhanced investment risk across many asset classes, including real estate. However, we believe we are well-positioned to navigate this unprecedented period. Our balance sheet as of June 30, 2020 was strong with over $400 million of cash and less than 30% leverage, calculated as our total borrowings outstanding divided by the fair value of our real property plus cash and cash equivalents. We have continued to see steady capital inflows from new investors who invested $189 million of new capital into the Company during the second quarter. In addition, our portfolio was 97.1% leased as of June 30, 2020 and is diversified across 55 assets totaling 11.6 million square feet. Our buildings contain a diverse roster of 103 customers, large and small, spanning a multitude of industries and sectors across 18 markets. Our NAV as of June 30, 2020 is $10.06 per share, which is flat relative to the previous month’s NAV per share and our distribution represents a 4.42% annualized yield for the second quarter with respect to Class T shares (without upfront sales load).

Our tenured and experienced asset management teams are working directly with our customers to manage through these turbulent times. Within our existing portfolio, approximately 92% of our customers (based on second quarter gross rent) continued to pay their rent for the second quarter of 2020, compared to average annual collections of over 99% prior to the pandemic. We do not currently expect any material difference for collections in July 2020. However, many of our customers’ businesses have been disrupted and some of our more impacted customers are experiencing lost revenue. Our teams are working with these customers to ensure they take advantage of any available insurance and government stimulus programs, which may help them pay rent whether in full or in part. Where appropriate, we have restructured leases and may restructure additional leases to provide temporary rent relief needed by certain customers while positioning ourselves to recapture abated rent over time. As of the date of this filing, we had executed or agreed to such forbearance agreements with approximately 5% of our customers (based on gross rent); however, new rent relief requests have been declining. We can provide no assurances that we will be able to continue to collect rent at the same level that we did prior to the pandemic. Furthermore, we can provide no assurances that we will be able to recover unpaid rent.

While the uncertain length and depth of the damage from business disruptions remain a significant risk, we believe our NAV as of June 30, 2020 currently reflects this short-term uncertainty, as the Independent Valuation Advisor has proactively increased credit loss reserves that may result from forbearance agreements or increased vacancies in the broader market since the start of the COVID-19 pandemic. Going forward, the market disruption may slow our pace of deployment as sellers may be less willing to transact. Slower deployment of capital into income producing real estate further reduces near term cash flow generated to cover our distributions to our stockholders and may cause us to reduce our NAV in future periods in the absence of asset appreciation or expense support from the Advisor. However, we believe our strong balance sheet and ability as an operator will allow us to be a patient buyer of assets in order to maximize long-term total return and value creation for our stockholders.

●	RISK FACTORS

The following risk factor supersedes and replaces the sixth risk factor in the section titled "Risk Factors-Risks Related to Our General Business Operations and Our Corporate Structure” on page 69 of the Prospectus:

The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets has created extreme uncertainty and volatility with respect to the current and future values of real estate, and therefore our NAV per share, as well as the market value of our debt (including associated interest rate hedges). As a result, our NAV per share may not reflect the actual realizable value of our underlying properties at any given time or the market value of our debt (including associated interest rate hedges).

The current outbreak of COVID-19 and resulting impacts on the U.S. economy and financial markets have created extreme uncertainty and volatility with respect to the current and future values of real estate and real estate-related assets, borrowings and hedges. The recent COVID-19 pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. The fallout from the ongoing pandemic on our investments is uncertain; however, it is expected to have a negative impact on the overall real estate market. In addition, slower transaction volume may result in less data for assessing real estate values. This increases the risk that our NAV per share may not reflect the actual realizable value of our underlying properties at any given time, as valuations and appraisals of our properties and real estate-related assets are only estimates of market value as of the end of the prior month and may not reflect the changes in values resulting from the COVID-19 pandemic, as this impact is occurring rapidly and is not immediately quantifiable. To the extent real estate values decline after the date we disclose our NAV, whether due to the COVID-19 outbreak or otherwise, (i) we may overpay to redeem our shares, which would adversely affect the investment of non-redeeming stockholders, and (ii) new investors may overpay for their investment in our common stock, which would heighten their risk of loss. Furthermore, because we generally do not mark to market our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity or our associated interest rate hedges that are intended to be held to maturity, the realizable value of our company or our assets that are encumbered by debt may be higher or lower than the value used in the calculation of our NAV. This risk may be exacerbated by the current market volatility, which can lead to large and sudden swings in the fair value of our assets and liabilities. We currently estimate the fair value of our debt (inclusive of associated interest rate hedges) that was intended to be held to maturity as of June 30, 2020 was $5.3 million higher than par for such debt in aggregate, meaning that if we used the fair value of our debt rather than par (and treated the associated hedge as part of the same financial instrument), our NAV would be lower by approximately $5.3 million, or $0.05 per share, as of June 30, 2020.

●	EXPERTS

The statements included in this Supplement under the section titled “June 30, 2020 NAV Per Share” relating to the role of Altus Group U.S., Inc. have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

●	NET ASSET VALUE CALCULATIONS AND VALUATION PROCEDURES

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, effective as of June 30, 2020, in order to, among other things, clarify certain of the procedures followed in the calculation of our NAV and the role of Altus Group U.S., Inc., as our Independent Valuation Advisor. The sections of the Prospectus titled “Prospectus Summary” and “Net Asset Value Calculations and Valuation Procedures” are updated to reflect our amended valuation procedures as follows:

1) All references to the “Independent Valuation Firm” throughout the Prospectus are hereby replaced by the “Independent Valuation Advisor.”

2) The following supersedes and replaces the sections titled, “Prospectus Summary – Net Asset Value Calculation and Valuation Procedures” and “Prospectus Summary – NAV and NAV Per Share Calculation” beginning on pages 5 and 6 of the Prospectus, respectively:

Net Asset Value Calculation and Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, which contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., a third-party valuation firm, “Altus Group” or the “Independent Valuation Advisor,” approved by our board of directors, including a majority of our independent directors. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor.

The overarching principle of the real property asset appraisal process is to produce real property asset appraisals that represent credible opinions of fair value. The estimate of fair value developed in the appraisals of our real property assets may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real property assets to any prospective or existing investor.

Each real property asset is appraised each calendar month by our Independent Valuation Advisor, with such appraisals reviewed by the Advisor. Additionally, each real property asset is appraised by a third-party appraiser, “Third-Party Appraisal Firm,” at least once per calendar year, collectively, the Third-Party Appraisal Firms and the Independent Valuation Advisor, only as necessary or applicable, are referred to as the “Independent Appraisal Firms.” We seek to schedule the appraisals by the Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real property assets in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. Both the Advisor and the Independent Valuation Advisor will review the appraisals provided by Third-Party Appraisal Firms. In its review, the Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by the Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and the Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from the Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained and is used as the appraised value. In no event will a calendar year pass without having each real property asset appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year. The acquisition price for a newly acquired real property asset will serve as the initial appraised value for such real property asset, and will first be appraised by a Third Party Appraisal Firm in the calendar year following the year of acquisition.

At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from our Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Advisor or ALPS Fund Services Inc., “ALPS” or “NAV Accountant,” a third-party firm approved by our board of directors.

The most significant component of our NAV consists of real property assets and, as with any real estate valuation protocol, each real property asset appraisal and valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property assets. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets. See “Net Asset Value Calculation and Valuation Procedures” for more details regarding our valuation procedures.

NAV and NAV Per Share Calculation

We conduct monthly valuations of our common stock. Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share will be calculated by ALPS, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Advisor, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV of our outstanding shares of common stock, along with the OP Units held by third parties, collectively, “Fund Interests,” from the prior month (whether an increase or decrease) is allocated among each class of Fund Interest based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property asset portfolio, increases or decreases in publicly traded debt and publicly traded equity securities related to real estate, collectively, “Real Estate-Related Assets,” and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property asset acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. Organization and offering costs incurred prior to January 1, 2020, are amortized to expense on a straight-line basis over 5 years, beginning January 1, 2020.

Except as noted below, we include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe our Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date. Our Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value calculations for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Unconsolidated real property assets held through joint ventures or partnerships are valued according the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods. We will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are calculated, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real property assets over time may be valued as a single investment.

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a real property asset, the Independent Valuation Advisor may take such contingencies into account when determining the value of such real property asset for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Advisor and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, the class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class. We may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month's NAV per share in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month; however, such adjustments are anticipated to be infrequent.

NAV per share for each class is calculated by dividing such class's NAV at the end of each month by the number of shares outstanding for that class on such day. See "Net Asset Value Calculation and Valuation Procedures" for more details regarding our NAV per share calculations.

3) The following supersedes and replaces the section titled, “Net Asset Value Calculations and Valuation Procedures” on pages 197 through 204 of the Prospectus, with the exception that it does not supersede and replace the final sub-section in that section titled, “Historical NAV Per Share” on pages 204 through 206 of the Prospectus:

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Overview

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair value of our assets and certain liabilities are calculated for the purposes of determining our NAV per share, using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged the Independent Valuation Advisor with respect to providing monthly real property asset appraisals, reviewing annual third-party real property asset appraisals, reviewing the Advisor’s internal valuations of debt-related assets and liabilities, helping us administer the process described under “Real Property Assets” below for the real property assets in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to the Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace the Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of the Independent Valuation Advisor in this prospectus and in reports we publicly file with the SEC.

Altus Group discharges its responsibilities with respect to real property asset appraisals in accordance with our real property asset valuation procedures described below and with the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real property assets within our portfolio, but periodically receives and reviews such information about the valuations of the real property assets as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Advisor is responsible for providing monthly appraisals of our real property assets and reviews of third-party appraisals, our Independent Valuation Advisor is not responsible for nor does it prepare our monthly NAV.

The Independent Valuation Advisor performs other roles under our valuation procedures as described herein and may be engaged to provide additional services, including providing an independent appraisal of any of our other assets or liabilities (contingent or otherwise). Our Independent Valuation Advisor may from time to time perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subject of appraisals being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of our Independent Valuation Advisor.

Valuation of Consolidated Assets and Liabilities

Our NAV will reflect our pro rata ownership share of the fair values of certain consolidated assets and liabilities, as described below.

Real Property Assets

The overarching principle of the real property asset appraisal process is to produce real property asset appraisals that represent credible opinions of fair value. The estimate of fair value developed in the appraisals of our real property assets may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real property assets to any prospective or existing investor.

Each real property asset is appraised each calendar month by the Independent Valuation Advisor, with such appraisals reviewed by the Advisor. Additionally, each real property asset is appraised by a Third-Party Appraisal Firm at least once per calendar year. We seek to schedule the appraisals by the Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real property assets in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. Both the Advisor and the Independent Valuation Advisor will review the appraisals provided by Third-Party Appraisal Firms. In its review, the Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by the Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and the Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from the Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained and is used as the appraised value. In no event will a calendar year pass without having each real property asset appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year. The acquisition price for a newly acquired real property asset will serve as the initial appraised value for such real property asset, and will first be appraised by a Third-Party Appraisal Firm in the calendar year following the year of acquisition.

Appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Each appraisal must be reviewed, approved, and signed by an individual with the professional MAI designation of the Appraisal Institute. As described above, the Independent Valuation Advisor will review the appraisals from the Third-Party Appraisal Firms and provide an opinion as to the reasonableness of the appraisal report before reflecting any valuation change in its monthly appraisals of real property assets in our portfolio. Real estate appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.

We rely on the income approach as the primary methodology used by the Independent Appraisal Firms in valuing the real property assets within our portfolio, whereby value is derived by determining the present value of a real property asset’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization and discount rates, and projections of future income and expenses based on market derived data and trends. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Because the real property asset appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair value of our real property assets may differ from their actual realizable values or future appraised values. Our real estate valuations may not reflect the liquidation value or net realizable value of our real property assets because the valuations performed by the Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real property assets today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.

The Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real property assets in our portfolio from a variety of sources including, but not limited to information from management and other information derived through the Independent Appraisal Firm’s database and other industry and market data. The Independent Appraisal Firms rely in part on property-level information provided by the Advisor, including: (i) historical and budgeted operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, our Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real property asset that are provided by us or our Advisor. Although our Independent Appraisal Firms may review the information supplied or otherwise made available by us or our Advisor for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Appraisal Firms, our Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and rely upon us to advise our Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the valuation period.

In performing their analyses, our Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Appraisal Firms may assume that we have clear and marketable title to each real property asset valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect our Independent Appraisal Firms’ analysis and conclusions. Our Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

Our Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public; may not be relied upon by any other person to establish an estimated value of our common stock; and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing its appraisal reports, our Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Upon becoming aware of the occurrence of a material event impacting real property asset, the Advisor will promptly notify the Independent Valuation Advisor. The Independent Valuation Advisor determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property asset during a given month and then updates its appraisal on the asset. For example, changes to underlying property fundamentals and overall market conditions, which may include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property asset; or (iv) material capital markets events, any of which may cause the value of a real property asset to change materially. Furthermore, the values of our real property assets are determined on an unencumbered basis. The effect of any property-level debt on our NAV is discussed further below.

Each development real property asset will be appraised by the Independent Valuation Advisor on a monthly basis, and will first be appraised by a Third-Party Appraisal Firm upon the earlier of stabilization or twelve months from substantial completion, and once per calendar year thereafter. Factors such as the status of land entitlements, permitting processes and jurisdictional approvals are considered when determining the fair value of the development.

Real Estate-Related Assets and Other Assets

Real Estate-Related Assets that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information. Subject to the board of directors’ approval, pricing sources may include third parties or the Advisor or its affiliates.

Other assets also include individual investments in mortgages, mortgage participations and mezzanine loans that are included in our determination of NAV at fair value using widely valuation methodologies.

Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and derivatives. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or a Black Creek Group affiliate as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The third-party pricing source may, under certain circumstances, be our Independent Valuation Advisor.

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Except as noted below, we include an estimate of the fair value of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date. Our Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances). Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value calculations for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Estimated NAV of Unconsolidated Investments

Unconsolidated real property assets held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property asset will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property assets, we will determine the estimated fair value of the unconsolidated real property assets for those interim periods. We will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are calculated, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real property assets over time may be valued as a single investment.

The Independent Valuation Advisor is not responsible for providing monthly appraisals of unconsolidated real property assets, reviewing third-party appraisals of unconsolidated real property assets, or valuing our unconsolidated investments per these valuation procedures; however, they may be engaged to do so.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. To the extent such contingencies may affect the value of a real property asset, the Independent Valuation Advisor may take such contingencies into account when determining the value of such real property asset for purposes of our NAV calculation. Similarly, we may adjust the other components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and both the Independent Valuation Advisor and we may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

NAV and NAV per Share Calculation

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS, a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Advisor, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV of our outstanding shares of common stock, along with the OP Units held by third parties from the prior month (whether an increase or decrease) is allocated among each class of Fund Interest based on each class’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property asset portfolio, increases or decreases in Real Estate-Related Assets and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property asset acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. Organization and offering costs incurred prior to January 1, 2020, are amortized to expense on a straight-line basis over 5 years, beginning January 1, 2020.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, the class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units

Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the OP Units. Our Operating Partnership has certain classes of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.

Oversight by our Board of Directors

All parties engaged by us in connection with the calculation of our NAV, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property assets, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although our Independent Valuation Advisor or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real property assets are determined by the Independent Valuation Advisor and Real Estate-Related Assets and other assets and liabilities are determined by the applicable pricing source. With respect to the valuation of our real property assets, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from our Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Advisor or ALPS.

Limitations on the Calculation of NAV

The most significant component of our NAV consists of real property assets and, as with any real estate valuation protocol, each real property asset appraisal and valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property assets. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.